                                                             File No. 333-37551
                                              Filed Pursuant to Rule 424(b)(1)


PROSPECTUS


                                  $65,000,000


                               [GRAPHIC OMITTED]


                   Systems & Computer Technology Corporation
                5% Convertible Subordinated Debentures Due 2004
                             ---------------------
     The Debentures offered hereby are convertible at any time prior to maturity, unless previously redeemed, into Common Stock at a conversion price of $52.75 per share, subject to adjustment in certain events. The Common Stock is quoted on the Nasdaq National Market under the symbol "SCTC." On October 16, 1997, the closing price for the Common Stock was $42 11/32 per share. The Debentures have been approved for quotation on the Nasdaq SmallCap Market under the symbol "SCTCG."

     The Debentures are redeemable, in whole or in part, at any time on or after October 15, 2000, at the option of the Company, at the redemption prices set forth herein, plus accrued interest. The Debentures are unsecured and subordinated in right of payment to all present and future Senior Indebtedness of the Company. See "Description of Debentures."
                             ---------------------
See "Risk Factors" beginning on page 7 for a description of certain risks that should be considered in connection with an investment in the Debentures offered hereby.
                            ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
          EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                                          Underwriting
                         Price to          Discounts         Proceeds to
                         Public(1)     and Commissions(2)    Company(1)(3)
--------------------------------------------------------------------------------
Per Debenture  ......      100%               3.0%              97.0%
--------------------------------------------------------------------------------
Total(4) ............   $65,000,000        $1,950,000         $63,050,000
================================================================================
(1) Plus accrued interest, if any, from October 22, 1997.
(2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated to be $195,000.
(4) The Company has granted the several Underwriters an option, exercisable within 30 days from the date hereof, to purchase up to an additional $9,750,000 principal amount of Debentures solely to cover over-allotments. If such option is exercised in full, the total Price to Public will be $74,750,000, the total Underwriting Discounts and Commissions will be $2,242,500, and the total Proceeds to Company will be $72,507,500. See "Underwriting."

     The Debentures are offered by the several Underwriters subject to receipt and acceptance of such Debentures by them. The Underwriters reserve the right to reject any order in whole or in part. It is expected that the Debentures will be ready for delivery on or about October 22, 1997.
                             ---------------------
           Unterberg Harris            Janney Montgomery Scott Inc.

                                October 17, 1997

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE DEBENTURES OR THE COMMON STOCK, INCLUDING PURCHASES OF DEBENTURES OR COMMON STOCK TO STABILIZE THE MARKET PRICE OF THE DEBENTURES OR COMMON STOCK, PURCHASES OF DEBENTURES TO COVER SOME OR ALL OF A SHORT POSITION IN THE DEBENTURES MAINTAINED BY THE UNDERWRITER AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."


                             AVAILABLE INFORMATION


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. Such materials also may be accessed through the Commission's Internet Web site located at http://www.sec.gov. Copies of such material may be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.


     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933 (the "Securities Act"), of which this Prospectus constitutes a part, with respect to the securities offered hereby. The Registration Statement, including exhibits and schedules thereto, may be obtained from the Commission's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission. Statements contained in this Prospectus as to the contents of any document referred to are not necessarily complete and in each instance reference is made to the copy of the appropriate document filed as an exhibit to, or incorporated by reference into, the Registration Statement, each statement being qualified in all respects by such reference.



                      DOCUMENTS INCORPORATED BY REFERENCE


     The following documents, filed with the Commission (File No. 0-11521) pursuant to the Exchange Act are hereby incorporated by reference: (a) Annual Report on Form 10-K of the Company for the fiscal year ended September 30, 1996, (b) Quarterly Reports on Form 10-Q of the Company for the quarters ended December 31, 1996, March 31, 1997 and June 30, 1997, and (c) Current Report on Form 8-K of the Company dated April 9, 1997. In addition, all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part of this Prospectus from the respective dates of filing of such documents. Such incorporation by reference shall not be deemed to incorporate by reference the information referred to in Item 402(a)(8) of Regulation S-K. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purpose of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


     The Company will provide without charge to each person to whom this Prospectus is delivered, upon request, a copy of any or all of the foregoing documents described above which have been incorporated by reference in this Prospectus other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such request should be directed to Systems & Computer Technology Corporation, 4 Country View Road, Malvern, Pennsylvania 19355, Attention: Secretary, (610) 647-5930.

     As used in this Prospectus, references to a "fiscal" year refer to the fiscal year ending September 30 of such year. Unless otherwise indicated, all information and data in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

     BANNER(R) and SCT(R) are registered trademarks of the Company and BANNER2000(TM) and ADAGE(TM) are trademarks of the Company. All other trade names referenced herein are the service marks, trademarks or registered trademarks of their respective companies or organizations.


                          FORWARD LOOKING STATEMENTS

     This Prospectus, including any document incorporated herein by reference, contains certain forward-looking statements that involve substantial risks and uncertainties as more fully described below. When used in this Prospectus or in any such documents incorporated herein by reference, the words "anticipate," "believe," "estimate," "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. From time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Such forward-looking statements may be included in various filings made by the Company with the Commission, or in press releases or oral statements made by or with the approval of an authorized executive officer of the Company. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Potential risks and uncertainties that could affect the Company's future operating results include, without limitation, the effect of publicity on demand for the Company's products and services, general economic conditions, the Company's ability to attract and retain highly skilled technical, managerial, sales and marketing personnel, continued market acceptance of the Company's products and services, the timing of the receipt of software licenses, the timing of services contracts and renewals, the timing and complexity of large transactions, continued competitive and pricing pressures in the marketplace, the Company's ability to develop and market new and updated products and enhancements cost effectively and on a timely basis, and the Company's ability to complete fixed-price contracts profitably. See "Risk Factors."

                                  THE COMPANY

     SCT develops, licenses and supports a suite of client/server, enterprise software and provides a range of information technology ("IT") outsourcing services. In addition, the Company offers a series of related services including systems implementation, systems integration and maintenance and enhancements. The Company's served vertical markets are higher education, manufacturing and distribution, utilities and local government.


SCT Products and Services

     SCT software and services allow clients to enhance their ability to compete through improved quality of information. The Company's focus on four vertical markets enables it to develop and utilize a base of industry expertise to deliver products and services which address specific client requirements. By offering a continuum of IT solutions ranging from application software to large-scale outsourcing contracts, the Company makes available technology and management tools to enable clients to manage information resources efficiently and cost-effectively. For the nine months ended June 30, 1997, IT outsourcing services accounted for 35% of total revenue, software sales accounted for 25%, software services accounted for 21% and maintenance and enhancements accounted for 19%.

     Application Software. The Company develops and licenses application software to each of its served vertical markets. The component applications of the BANNER product line are developed for a client/server, ORACLE relational database environment. ADAGE software, introduced to the process manufacturing market in 1995, is an object oriented, enterprise resource planning ("ERP") system which combines client/server technology with multi-site functionality using a number of relational database platforms including Oracle and Microsoft SQL Server. The following are the Company's key application software products:

   BANNER2000 and Plus2000. BANNER2000 is SCT's net-centric, object-based software for administrative computing in higher education. This suite of software applications is built with a business process orientation and a business enterprise focus. The software enables institutions to process student information including financial aid, student records, admissions and registration in a centralized or distributed information environment using workflow, imaging, and end-user self service. In addition, BANNER2000 offers systems to assist with common administrative functions, including human resources and financial management. Plus2000 offers a suite of web enabled administrative applications to traditional mainframe and minicomputer-based institutions.

   BANNER Internet Applications. SCT's web enabled applications address client requirements for decentralized routine processing and inquiry while maintaining centralized control of information and access. These applications are currently available for the higher education market under the product names "Web for Student," "Web for Employees" and "Web for Faculty & Advisors."

   ADAGE. SCT offers its ADAGE ERP software to the manufacturing and distribution industry. ADAGE employs a series of workflows composed of industry-specific objects and business rules that model key business processes across the supply chain. ADAGE enables users to integrate corporate functions such as manufacturing planning, sales forecasting, procurement, inventory management, distribution and finance. ADAGE is designed to meet the specific requirements of process manufacturers including food and beverage, chemicals, metals, minerals, and consumer packaged goods manufacturers on the Windows NT and UNIX platforms.

   BANNER CIS. For utilities, SCT provides BANNER CIS (customer information system) to gas, electric, water, wastewater, refuse, and other utilities. BANNER CIS is rule-based, can be quickly adapted for changes in business strategy and provides utilities with customer management, marketing, and supply chain management tools to support their changing needs and competitive requirements. BANNER CIS assists utilities in providing customer service, responding to customer inquiries, supporting new service offerings, generating accurate and timely billing, and managing back office resources.

   BANNER for Local Governments. SCT offers a variety of administrative products including BANNER Courts, Records Indexing, Finance and Human Resources to address the requirements of local governments that are seeking simplified access to public information. For example, BANNER Courts helps to streamline complex court processing including docket management, scheduling and document management.

     Software Services, Maintenance and Enhancements. SCT provides support services to its software licensees, including implementation, modification, user training, and consulting services. When purchasing a license for SCT software, clients typically purchase specific initial services, such as installation support and training. In addition to a license of the Company's application software, SCT offers maintenance agreements usually for terms ranging from one to seven years, which entitle clients to telephone support, regulatory updates and functional and technical enhancements. The annual maintenance fee generally is 15% of the license fee, and generally increases each year by a specified percentage. SCT also provides systems integration services in connection with the implementation of the Company's application software. Modifications to existing software or SCT products can be contracted on either a fixed price or time and materials basis.

     IT Outsourcing. SCT provides OnSite services, a range of IT outsourcing services which encompass end-user computing solutions, network management, applications outsourcing, and business process outsourcing. These services are designed to assume total or partial control and responsibility of clients' information resources, generally on a long-term basis. The Company provides management, staffing and support with skilled information systems personnel and industry specialists who are knowledgeable in both computer-based technologies and the functional aspects of clients' activities. In addition to offering OnSite comprehensive data center outsourcing, SCT provides separate service offerings allowing for scaleable contracts based upon client need. The Company's SinglePoint Solutions assist utilities and energy companies in serving the newly deregulated utility market. By combining software applications, IT outsourcing and operations management, a utility or energy service company can access SCT's application software products while SCT operates the client's back office functions.


Markets

     SCT primarily serves the higher education, manufacturing and distribution, utilities and local government markets. For the first nine months of fiscal year 1997, approximately 44% of the Company's revenue was derived from higher education, approximately 23% was derived from local government, approximately 22% was derived from utilities, and approximately 11% was derived from manufacturing and distribution. The Company's foreign operations represented approximately 6% of the Company's revenue for the first nine months of fiscal year 1997.

     Higher Education. SCT has developed substantial functional knowledge and technical expertise about the IT requirements of higher education institutions. As institutions attempt to reduce administrative costs and focus on improving the quality of academic programs, the Company believes that efficient administrative systems that support a customer-centric, self-service paradigm are increasingly important. In the United States, SCT targets the 2,200 institutions with over 2,000 students for its software and services. SCT serves this market with its BANNER2000, Plus2000, web enabled administrative software and OnSite services.

     Utilities. SCT provides application software and services to a target market of approximately 1,000 water, gas and electric utilities. The Company believes that the deregulation of the utility market in the U.S. and the U.K. is driving significant investment in IT and customer services. Clients range from mid-size municipalities to investor-owned utilities serving millions of customers.

     Manufacturing and Distribution. ADAGE ERP software and OnSite services are marketed to the process manufacturing industry. The Company believes that ERP systems are being increasingly adopted by manufacturers, which are re-engineering their business processes to serve customers better. SCT's target market consists of the 8,400 process manufacturers and distributors which have over $100 million in annual revenue.

     Local Government. The IT services and application software market for local government jurisdictions is highly fragmented, with many competitors, including in-house computing departments of local governments, custom software programmers and packaged application software vendors. The Company serves its target market of approximately 1,000 local government entities with its applicable BANNER software products and its OnSite services.

Strategy

     The Company's goal is to be a leading provider of solutions to clients in its four vertical markets by providing both application software and IT services. The Company seeks to accomplish this objective by: (i) focusing on specific vertical markets in which the Company can utilize its established reputation, market presence, and broad functional and technical expertise; (ii) providing comprehensive IT solutions consisting of application software and professional and outsourcing services and making these solutions available for numerous industry standard platforms; (iii) offering object oriented, enterprise wide software solutions which are designed for flexible, rapid implementation and which allow users to accurately model the operation of their organization, and (iv) supplementing its growth through strategic acquisitions, which the Company has done in the past and regularly reviews as a means to expand its business.


Nine Month Revenue

     In the first nine months of fiscal year 1997, revenue increased 29% to $203.0 million from the corresponding period in fiscal year 1996. Software sales experienced significant growth in this period, increasing 51% to $50.6 million from the corresponding period in fiscal year 1996. This increase was due primarily to increased licenses of ADAGE ERP software in the second and third quarters, increased BANNER software licenses to the higher education market during the third quarter and increased licenses of BANNER CIS software to the utility market in the first and second quarters of fiscal year 1997.

     The Company was incorporated in Delaware in 1968. Unless the context otherwise requires, "SCT" or the "Company" refers to Systems & Computer Technology Corporation and its subsidiaries. The Company's executive offices are located at 4 Country View Road, Malvern, Pennsylvania 19355, and its telephone number is (610) 647-5930.


                        SUMMARY TERMS OF THE DEBENTURES


Securities Offered   .........   $65,000,000 principal amount of 5% Convertible Subordinated
                                 Debentures due 2004 (the "Debentures").
Interest Payment Dates  ......   April 15 and October 15, commencing April 15, 1998.
Conversion Rights ............   Convertible into Common Stock at a conversion price of $52.75 per share, subject to adjustment under certain circumstances (the "Conversion
                                 Price").
Optional Redemption  .........   Redeemable by the Company, in whole or in part, on or after October 15,
                                 2000 at a redemption price of 102.5% of par, declining thereafter to par on or after October 15, 2003.
Subordination  ...............   Subordinated to all existing and future Senior Indebtedness.
Maturity .....................   October 15, 2004.

     See "Description of Debentures."

                                 RISK FACTORS

     Prospective investors should carefully consider the following risk factors in addition to the other information set forth in this Prospectus before making any decision to invest in the securities offered hereby.


Quarterly Fluctuations of Results of Operations

     The Company has experienced significant variability of revenues from quarter to quarter depending primarily on new software license signings, which are typically concentrated in the last month of each quarter. As the Company's expenses are relatively fixed in the short term, the Company's operating results for a particular quarter could be adversely affected to the extent that anticipated license signings in any quarter are not realized as expected. The Company's revenues may fluctuate as a result of other factors as well, including seasonal patterns of capital spending by clients, the timing and receipt of orders, competition, pricing, new product introductions by the Company or its competitors, levels of market acceptance for new products, and general economic and political factors.


Fixed Price Contracts

     Many OnSite service contracts provide for payment on a multi-year fixed fee basis. The Company negotiates the fee to be charged based on its estimate of the total expenses to be incurred in providing the services. In the event the Company's costs to perform an OnSite services contract become greater than originally anticipated, the Company's profit on that contract would be reduced and, in an extreme case, the Company may suffer a loss.

     Additionally, shorter term system integration contracts have begun to constitute a larger portion of the Company's business. These system integration contracts typically are performed on a fixed fee basis and require the Company to incur significant software modification, customization and integration costs in order to add functionality to a client's existing system. Similar to the OnSite service contracts, if the Company's costs to perform a particular system integration contract become greater than originally anticipated, the Company's profit on that contract would be reduced or, in an extreme case, the Company may suffer a loss. For example, the Company incurred additional costs in its international utility business in the second half of fiscal year 1997 as a result of contract delays and overruns.

     Revenue is recognized as work is performed on the Company's services contracts. Since services are typically provided at a greater rate during the early part of a services contract and at a lesser rate in the later part, while billings often remain constant, revenues in excess of billings result. Revenues in excess of billings may also result in connection with software services contracts where billings are sometimes milestone based. Although the Company's contracts typically provide for the payment of the amount of revenues accrued in excess of billings in the event of early terminations of the contract, there can be no assurance that the Company will be able to recover such amounts from the client in the event of early terminations.

     Certain of the Company's contracts are subject to "fiscal funding" clauses, which provide that in the event of budgetary constraints, the client is entitled to reduce the level of services to be provided by the Company with a corresponding reduction in the fee to be paid by the client, or in certain circumstances, to terminate the services altogether. While the Company has not been impacted materially by early terminations or reductions in service from the use of fiscal funding provisions in the past, there can be no assurance that such provisions will not give rise to early terminations or reductions of service in the future. If clients of the Company representing a substantial portion of the Company's revenues were to invoke the fiscal funding provisions of their OnSite services contracts, the Company's results of operations would be adversely affected.


Competition

     In each of its markets, SCT has multiple competitors, which compete based on a variety of factors, including customer size, geographic location, and computing environment. Many established competitors have greater marketing, technical and financial resources than the Company, and there can be no assurance that SCT will be able to continue to compete successfully with existing or new competitors or that such competitors will not develop products or offer services that are superior to the Company's products and services or that achieve greater market acceptance. Further, there can be no assurance that the Company will be able to maintain and enhance its competitive position.

Technological Change and New Products; Software Protection

     The application software industry is characterized by rapid technological advances, changes in customer requirements, product introductions and evolving industry standards. The Company believes that its future success will depend on its ability to continue to develop and market new products and enhancements cost-effectively, which will necessitate continued investment in research and development and sales and marketing. There can be no assurance that the Company's existing products will not be rendered obsolete or non-competitive by new industry standards or changing technology, that the Company will be able to develop and market new products successfully or that the Company's new product offerings will be accepted by its markets. Furthermore, programs as complex as those offered by the Company may contain undetected errors or bugs when they are first introduced or as new versions are released. There can be no assurance that, despite testing by the Company and by third-party test sites, errors will not be found in new product offerings, with the possible result of unanticipated costs and delays in market acceptance of these products. The Company believes that one of the factors that has resulted in the increase in the demand for its software during fiscal year 1997 has been the year 2000 problem presently being encountered by certain organizations. The Company anticipates that such increased demand will diminish over time as organizations resolve the year 2000 problem.

     The Company is substantially dependent upon copyright, trade secret laws and internal non-disclosure safeguards generally incorporated in its software license agreements to protect its software and to provide it with certain competitive advantages. Although the Company believes that its functional expertise in its markets serves to reduce the potential impact to the Company which might result from misappropriation of intellectual property or trade secrets, there can be no assurance that its existing or future copyrights and other measures used by the Company will afford protection against competitors with similar software or against infringing software.


Dependence on Qualified Technical Personnel

     The Company's success depends on its ability to attract and retain personnel with the technical skills and experience required to meet its clients' specific needs. The Company must continually identify and recruit technical personnel in each of its markets to fill new positions and to replace technical personnel who have departed. The application software industry has high turnover rates, and the demand for employees has, to date, substantially exceeded supply. This has resulted in intense competition for technical personnel and the Company expects such competition to increase in the future. There can be no assurance that the Company will attract and retain the personnel required for expanded operations. Failure to attract and retain such personnel or an increase in the Company's employee turnover rate could have a material adverse effect on the Company's business, operating results and financial condition.


Contract Performance and OnSite Services Risks

     The Company's OnSite services contracts require the Company to assume a significant level of responsibility for developing or maintaining systems on behalf of clients. Many of the Company's OnSite services contracts are critical to the operations of its clients' businesses. The Company's failure or inability to complete such engagements to its clients' satisfaction could have a material adverse effect on its clients' operations and, consequently, may give rise to claims against the Company for damages or otherwise damage its reputation, any of which could have a material adverse effect on the Company's business, operating results and financial condition. Moreover, certain of the Company's more recent OnSite services contracts provide financial penalties in the event the Company does not meet stated performance levels.


Management of Growth

     The continuation of the growth in Company revenues will depend, in part, on the success of certain new product offerings including ADAGE. In the event one or more new product offerings of the Company are unsuccessful, the Company's financial position or results of operations could be adversely affected. In addition, the Company may continue to grow through acquisitions. Future acquisitions will require integration of the acquired operations into those of the Company. There can be no assurance that the Company will be able to manage its expansion or successfully integrate acquired operations. The failure to do so could adversely affect the Company's financial position or results of operations.

Dependence on Key Management and Sales Personnel


     The success of the Company's business is dependent upon certain key management and sales personnel. In addition, the Company believes that to succeed in the future it will be required to continue to attract, retain and motivate additional talented and qualified management and sales personnel, who are in high demand. There can be no assurance that the Company will be able to retain its key employees or that it will be able to continue to attract, assimilate and retain other skilled management and sales personnel. The loss of certain of its existing key personnel or the inability to attract and retain additional qualified employees in the future could have a material adverse effect on the Company.


Subordination


     The Debentures will be subordinated in right of payment to all present and future Senior Indebtedness (as hereafter defined) of the Company. The Indenture does not prohibit or limit the incurrence of additional Senior Indebtedness. See "Description of the Debentures - Subordination."


Legal Proceedings


     In October 1995, a purported class action lawsuit was filed against the Company and certain of its officers and directors. The lawsuit alleges violations of certain disclosure and related provisions of the federal securities laws and seeks damages in an unspecified amount as well as equitable relief. A number of the plaintiffs' claims have been dismissed, and the Company believes that the remaining allegations in the lawsuit are without merit. Although the Company is defending against the lawsuit vigorously, the ultimate outcome of the matter cannot presently be determined.


Absence of Public Market for the Debentures; Volatility of Securities Prices


     There is currently no public market for the Debentures. The Debentures will be traded in the over-the-counter market and quoted on Nasdaq, and there can be no assurance that an active trading market will develop for the Debentures or, if developed, that such market can be sustained. The Debentures may trade at a discount from the initial offering price, depending upon prevailing interest rates and other factors. Furthermore, the market price for similar securities, announcements of technological innovations, new commercial products or new contract signings by the Company or its competitors, developments concerning proprietary technologies, regulatory developments and general economic and political factors, as well as period-to-period fluctuations in financial results, may have a significant impact on the market price of the Debentures and the Common Stock into which the Debentures are convertible.


Anti-Takeover Provisions; Possible Issuance of Preferred Stock


     The Company's Certificate of Incorporation and By-Laws contain provisions that could have the effect of delaying, deferring or preventing an unsolicited change in the control of the Company, which may adversely affect the market price of the Common Stock or the ability of stockholders to participate in a transaction in which they might otherwise receive a premium for their shares over the then-current market price. These provisions require a supermajority vote of the voting stock for removal of directors and a supermajority vote of the directors to approve a merger, consolidation, sale of substantially all of the assets of the Company or similar transaction. Additionally, the Company's Board of Directors is classified, which makes it more difficult for a third party to change its composition. The Indenture's Change in Control provisions may, in certain circumstances, make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. Further, the Company's Certificate of Incorporation authorizes the Board of Directors to issue Preferred Stock without shareholder approval and on such terms as the Board of Directors may determine. Although no shares of Preferred Stock are currently outstanding and the Company has no present plans to issue any such shares, the rights of the holders of shares of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Debentures in this offering are estimated to be $62,855,000 ($72,312,500 if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses. The net proceeds of this offering will be used for working capital and general corporate purposes, including product development and possible future acquisitions. The Company currently does not have any commitments or agreements for any acquisition. Pending application of the net proceeds as described above, the net proceeds of this offering will be invested in U.S. Treasury securities and other investment grade, interest-bearing instruments.


                                CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of June 30, 1997 and as adjusted to give effect to the sale of the Debentures hereby and the application of the estimated net proceeds therefrom as described in "Use of Proceeds."




                                                                                 June 30, 1997
                                                                           --------------------------
                                                                             Actual       As Adjusted
                                                                           -----------   ------------
                                                                                 (In thousands)
Current portion of long-term debt   ....................................    $  7,385      $  7,385
                                                                            ========      ========
Long-term debt:
 Notes payable .........................................................    $    750      $    750
 Senior Revolving Credit Agreement  ....................................          --            --
 Convertible Subordinated Debentures due 2004   ........................          --        65,000
                                                                            --------      --------
    Total long-term debt   .............................................         750        65,750
Stockholders' equity:
 Preferred Stock, $.10 par value per share, 3,000,000 shares authorized,
   none issued    ......................................................          --            --
 Common Stock, $.01 par value per share, 24,000,000 shares authorized,
   17,317,436 issued (1)   .............................................         173           173
 Capital in excess of par value  .......................................      89,408        89,408
 Retained Earnings   ...................................................      54,202        54,202
 Less:
  Held in treasury, 1,150,941 common shares at cost   ..................      (2,959)       (2,959)
  Notes receivable from stockholders   .................................        (610)         (610)
                                                                            --------      --------
    Total stockholders' equity   .......................................     140,214       140,214
                                                                            --------      --------
Total capitalization    ................................................    $148,349      $213,349
                                                                            ========      ========

------------
(1) Excludes 2,543,497 shares of Common Stock reserved for issuance under currently outstanding options at an average exercise price of $14.21 per share.

                     SELECTED CONSOLIDATED FINANCIAL DATA


     The following selected consolidated financial data as of September 30, 1992, 1993, 1994, 1995 and 1996 and for the years then ended are derived from the consolidated financial statements of the Company which have been audited by Ernst & Young LLP, independent auditors. The selected consolidated financial data as of and for the nine months ended June 30, 1996 and 1997 are derived from unaudited consolidated financial statements which, in management's opinion, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the Company's financial position and the results of operations for these periods. The results of operations for the nine months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the full year ending September 30, 1997. The information set forth below should be read in conjunction with the Consolidated Financial Statements and Notes thereto, and other financial information incorporated by reference herein.



                                                           Year Ended September 30,
                                               ------------------------------------------------
                                                 1992(1)(3)        1993(3)          1994(2)
                                               --------------  ---------------  ---------------
                                               (In thousands, except share and per share data)
Statement of Operations Data:
Revenue:
 OnSite services  ...........................  $    43,683     $     53,685     $     63,979
 Software sales   ...........................       24,983           27,540           34,540
 Maintenance and enhancements ...............       13,088           26,046           30,270
 Software services   ........................        8,393           12,439           18,172
 Interest and other revenue   ...............          736              458            1,253
                                               ------------    -------------    -------------
                                                    90,883          120,168          148,214
Expenses:
 Cost of OnSite services   ..................       35,098           42,403           50,095
 Cost of software sales and maintenance
  and enhancements   ........................       19,987           23,578           27,055
 Cost of software services ..................        7,236           10,776           14,606
 Selling, general and administrative   ......       22,073           31,172           36,144
 Charge for purchased research and
  development  ..............................        7,693                0                0
 Interest expense ...........................          443            1,016            2,520
                                               ------------    -------------    -------------
                                                    92,530          108,945          130,420
Income (Loss) Before Income Taxes and
 Extraordinary Credit   .....................       (1,647)          11,223           17,794
Provision for income taxes ..................          803            4,511            6,148
                                               ------------    -------------    -------------
Income (Loss) Before Extraordinary Credit           (2,450)           6,712           11,646
Extraordinary Credit: Utilization of
 operating loss carry forwards   ............          180            2,901                0
                                               ------------    -------------    -------------
Net income (loss)    ........................  $    (2,270)    $      9,613     $     11,646
                                               ============    =============    =============
Earnings per share:
 Primary ....................................  $     (0.19)    $       0.75     $       0.86
 Fully diluted ..............................  $        --     $       0.74     $       0.83
Weighted average common shares and
 equivalents outstanding:
 Primary ....................................   11,848,423       12,780,223       13,517,146
 Fully Diluted ..............................           --       13,195,672       15,817,862
Ratio of earnings to fixed charges(4)  ......           --              8.3x             6.6x
Balance Sheet Data:
 Working Capital  ...........................  $    20,159     $     50,432     $     59,239
 Total Assets  ..............................       72,487          110,082          128,809
 Long Term Debt (net of current portion)     .      12,610           34,500           34,500
 Stockholders Equity ........................       40,674           51,282           65,481



                                                                                        Nine Months Ended
                                                                                             June 30,
                                                                                 --------------------------------
                                                   1995(1)           1996             1996             1997
                                               ---------------  ---------------  ---------------  ---------------
Statement of Operations Data:
Revenue:
 OnSite services  ...........................  $     66,904     $     84,183     $     62,079     $     70,149
 Software sales   ...........................        40,376           46,821           33,382           50,554
 Maintenance and enhancements ...............        35,145           42,013           30,923           38,003
 Software services   ........................        31,631           41,552           29,917           43,899
 Interest and other revenue   ...............         2,092              689              590              406
                                               -------------    -------------    -------------    -------------
                                                    176,148          215,258          156,891          203,011
Expenses:
 Cost of OnSite services   ..................        51,927           67,852           50,210           57,190
 Cost of software sales and maintenance
  and enhancements   ........................        31,681           38,546           27,833           33,063
 Cost of software services ..................        27,082           36,586           27,116           36,150
 Selling, general and administrative   ......        43,746           53,921           39,660           51,064
 Charge for purchased research and
  development  ..............................         8,700                0                0                0
 Interest expense ...........................         2,696            2,350            1,724            1,123
                                               -------------    -------------    -------------    -------------
                                                    165,832          199,255          146,543          178,590
Income (Loss) Before Income Taxes and
 Extraordinary Credit   .....................        10,316           16,003           10,348           24,421
Provision for income taxes ..................         7,258            6,884            4,407            9,906
                                               -------------    -------------    -------------    -------------
Income (Loss) Before Extraordinary Credit             3,058            9,119            5,941           14,515
Extraordinary Credit: Utilization of
 operating loss carry forwards   ............             0                0                0                0
                                               -------------    -------------    -------------    -------------
Net income (loss)    ........................  $      3,058     $      9,119     $      5,941     $     14,515
                                               =============    =============    =============    =============
Earnings per share:
 Primary ....................................  $       0.22     $       0.62     $       0.39     $       0.95
 Fully diluted ..............................  $       0.21     $       0.61     $       0.39             0.87
Weighted average common shares and
 equivalents outstanding:
 Primary ....................................    14,029,700       14,696,274       15,095,911       15,270,714
 Fully Diluted ..............................    14,399,182       16,781,274       15,095,911       17,293,334
Ratio of earnings to fixed charges(4)  ......           4.1x             5.8x             5.2x            14.1x
Balance Sheet Data:
 Working Capital  ...........................  $     63,555     $     67,389     $     63,082     $     76,929
 Total Assets  ..............................       150,983          163,259          162,828          193,099
 Long Term Debt (net of current portion)     .       31,790           31,590           31,690              750
 Stockholders Equity ........................        85,565           96,796           91,902          140,214

------------
(1) Includes charges of $7,693 and $8,700 for purchased research and development in the years ended September 30, 1992 and 1995, respectively. Results without the charge for purchased research and development would have been:



                                                                             1992       1995
                                                                           --------   --------
            Income before extraordinary credit  ........................    $3,628     $11,758
            Fully diluted income per share before extraordinary credit      $ 0.29     $  0.80

(2) Effective October 1, 1993, the Company adopted FAS 109, "Accounting for Income Taxes," with an immaterial cumulative effect. Prior to 1994, the benefits of net operating loss and tax credit carryforwards were classified as extraordinary credits.


(3) The classification of expenses between the cost of software sales and maintenance and enhancements and the cost of software services has been estimated for 1992 and 1993 to facilitate comparability with subsequent years' presentations.


(4) Earnings were inadequate to cover fixed charges for 1992. The coverage deficiency amounted to $1,647,000. If the charge for purchased research and development referred to in Note (1) were not included, the ratio for 1992 would have been 8.0x.

                           DESCRIPTION OF DEBENTURES


     The Debentures are to be issued under an Indenture, dated as of October 15, 1997 (the "Indenture"), between the Company and First Union National Bank, as Trustee (the "Trustee"). A copy of the Indenture substantially in the form in which it is to be executed has been filed as an exhibit to the Registration Statement. The following summarizes the material provisions of the Indenture and is subject to, and qualified in its entirety by reference to, all the provisions of the Indenture, including the definition therein of certain terms. Wherever particular articles, sections or defined terms of the Indenture are referred to, it is intended that such articles, sections or defined terms shall be incorporated herein by reference.


General


     The Debentures will be limited to $65,000,000 aggregate principal amount (or $74,750,000 aggregate principal amount assuming exercise in full of the Underwriters' over-allotment option), will be unsecured subordinated obligations of the Company, and will mature on October 15, 2004. The Debentures will bear interest from October 22, 1997 at the rate per annum shown on the cover page of this Prospectus. Interest will be payable semi-annually on April 15 and October 15 of each year ("Interest Payment Dates"), subject to certain exceptions, commencing April 15, 1998, to the person in whose name the Debenture is registered at the close of business on the first day of April or October, as the case may be ("Regular Record Date"), next preceding such Interest Payment Date. Principal of, premium, if any, and interest on the Debentures will be payable, and the Debentures will be convertible and exchangeable and transfers thereof will be registrable, at the office of the Trustee or the office or agency of the Company maintained for such purpose in the City of Philadelphia or New York and at any other office or agency maintained by the Company for such purpose, provided that at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the Debenture Register. All payments of interest and principal will be made in United States Dollars. (Sections 3.01, 3.05, 3.07, 10.02, 12.02 and 13.01)

     The Debentures will be issued only in registered form without coupons in denominations of $1,000 or any integral multiple thereof. (Section 3.02) No service charge will be made for any registration of transfer or exchange of Debentures, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 3.05)


Conversion Rights


     The Debentures will be convertible into Common Stock at any time prior to redemption (except as set forth in the following sentence) or maturity, initially at the conversion price stated on the cover page hereof. The right to convert Debentures called for redemption will terminate at the close of business on the Business Day immediately preceding a Redemption Date and will be lost if not exercised prior to that time. (Section 12.01) See "Optional Redemption."

     Debentures surrendered for conversion during the period from the close of business on any Regular Record Date next preceding any Interest Payment Date to the opening of business on such Interest Payment Date (except Debentures called for redemption on a Redemption Date within such period) must be accompanied by payment of an amount equal to the interest thereon which the registered Holder is to receive. No other adjustment for interest or dividends is to be made upon conversion. (Sections 3.07 and 12.02) Fractional shares of Common Stock will not be issued upon conversion, but in lieu thereof, the Company will pay a cash adjustment based upon market price. (Section 12.03)

     The Conversion Price is subject to adjustment (under formulae set forth in the Indenture) under certain circumstances, including: (i) the issuance of Common Stock as a dividend or distribution on Common Stock; (ii) the issuance to all holders of Common Stock of rights or warrants entitling them to subscribe for or purchase Common Stock at a price per share less than the Current Market Price; (iii) certain subdivisions and combinations of Common Stock; (iv) the issuance as a dividend or distribution to all holders of Common Stock of shares of capital stock of the Company (other than Common Stock) or evidences of indebtedness, cash or other assets of the Company (including securities, but excluding those rights, warrants, dividends and distributions referred to above and dividends and distributions in connection with the liquidation, dissolution or winding up of the

Company or paid exclusively in cash); (v) dividends or other distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (iv)) to all holders of Common Stock to the extent such distributions, combined with (A) all such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made, plus
(B) any cash and the fair market value of other consideration paid in respect of any tender offers by the Company or any of its subsidiaries for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of the Company's market capitalization (being the product of the then current market price of the Common Stock times the number of shares of Common Stock then outstanding) on the record date for such distribution; and (vi) the purchase of Common Stock pursuant to a tender offer made by the Company or any of its subsidiaries to the extent that the aggregate consideration, together with (X) any cash and the fair market value of any other consideration paid in any other tender offer expiring within the 12 months preceding such tender offer in respect of which no adjustment has been made, plus (Y) the aggregate amount of any such all-cash distributions referred to in clause (v) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of the Company's market capitalization on the expiration of such tender offer. (Section 12.04) In the case of certain consolidations or mergers to which the Company is a party or the conveyance or transfer of the properties and assets of the Company substantially as an entirety, each Debenture then outstanding would, without the consent of any Holders of Debentures, become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, conveyance or transfer by a holder of the number of shares of Common Stock into which the Debenture might have been converted immediately prior to such consolidation, merger, conveyance or transfer, assuming such holder of Common Stock failed to exercise his rights of election, if any, as to the kind or amount of securities, cash and other property receivable upon the consolidation, merger, conveyance or transfer (provided that if the kind or amount of securities, cash or other property so receivable is not the same for each non-electing share, the kind and amount so receivable by each non-electing share shall be deemed to be the kind and amount so receivable per share by a plurality of the non-electing shares). (Section 12.10)


Subordination of Debentures

     The Debentures will be subordinated and subject, to the extent and in the manner set forth in the Indenture, to the prior payment in full of all Senior Indebtedness. (Section 13.01) Senior Indebtedness is defined to include the principal of, premium, if any, interest and other amounts due on any indebtedness, including fees and costs of collection, whether now outstanding or hereafter created, incurred, assumed or guaranteed by the Company, for money borrowed from others (including obligations under capitalized leases or purchase money indebtedness) or in connection with the acquisition by the Company or a Subsidiary of any other business or entity, or in respect of letters of credit or bid, performance or surety bonds issued for the account or on the credit of the Company or a Subsidiary, and, in each case, all renewals, extensions and refundings thereof, other than (i) any such indebtedness as to which, in the instrument creating or evidencing the same, it is provided that such indebtedness is not superior in right of payment to the Debentures, (ii) indebtedness of the Company to any Affiliate and (iii) the Debentures. (Section 1.01) At September 30, 1997, the Company had approximately $3,774,000 of outstanding indebtedness that would have constituted Senior Indebtedness under the Indenture. The Indenture does not limit the amount of Senior Indebtedness that the Company may incur.

     No payments of principal of, premium, if any, or interest on the Debentures may be made and no Debentures may be redeemed, retired or purchased if the Company is then in default in the payment of any Senior Indebtedness or if at the time any other Event of Default under the terms of any Senior Indebtedness exists permitting acceleration thereof. Upon any payment or distribution of assets of the Company in the event of any insolvency, reorganization, liquidation or similar proceeding, all Senior Indebtedness must be repaid in full (including any interest thereon accruing after the commencement of any proceeding) before the Holders will be entitled to receive or retain any payment. If the Debentures are declared due and payable before their Stated Maturity because of the occurrence of an Event of Default, no payment may be made in respect of the Debentures unless and until all Senior Indebtedness shall have been paid in full. (Section 13.02)

     By reason of such subordination, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than Holders, and creditors of the Company who are neither holders of Senior Indebtedness nor Holders may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than Holders.

Optional Redemption

     The Debentures will be redeemable upon not less than 30 nor more than 60 days' notice by mail at any time, as a whole or in part, at the election of the Company, at a Redemption Price equal to the percentage of the principal amount set forth below if redeemed in the 12-month period beginning October 15 of the years indicated:


                                                 Redemption
                    Year                           Price
                    ----                         ----------
                    2000                          102.500
                    2001                          101.667
                    2002                          100.833


and thereafter at a Redemption Price equal to 100% of the principal amount, with accrued interest to the Redemption Date (subject to the right of Holders of record on Regular Record Dates to receive interest due on an Interest Payment Date), provided that the Company may not redeem any Debentures prior to October 15, 2000. (Sections 2.03, 11.01, 11.04, 11.05 and 11.06)


Certain Rights to Require Repurchase of Debentures by the Company

     In the event of any Change in Control (as defined below) of the Company occurring after the date of issuance of the Debentures and on or prior to Maturity, each Holder of Debentures will have the right, at the Holder's option, to require the Company to repurchase all or any part of the Holder's Debentures on the date (the "Repurchase Date") that is 75 days after the date the Company gives notice of the Change in Control as described below at a price (the "Repurchase Price") equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the Repurchase Date. (Section 14.01) On or prior to the Repurchase Date, the Company shall deposit with the Trustee or a Paying Agent an amount of money sufficient to pay the Repurchase Price of the Debentures which are to be repaid on the Repurchase Date. (Section 14.03) Neither the Board of Directors of the Company nor the Trustee, acting alone or together, can modify or waive this required repurchase of the Debentures.

     Failure by the Company to repurchase the Debentures when required under the preceding paragraph will result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture. (Section 5.01)

     On or before the 15th day after the occurrence of a Change in Control, the Company is obligated to mail to all Holders a notice of the event constituting and the date of such Change in Control, the Repurchase Date, the date by which the repurchase right must be exercised, the Repurchase Price for Debentures, and the procedures which a Holder must follow to exercise a repurchase right. To exercise the repurchase right, a Holder of a Debenture must deliver, on or before the 10th day prior to the Repurchase Date, written notice to the Company (or an agent designated by the Company for such purpose) and to the Trustee of the Holder's exercise of such right, together with the certificates evidencing the Debentures with respect to which the right is being duly exercised, duly endorsed for transfer. (Section 14.02)

     A "Change in Control" shall occur when: (i) all or substantially all of the Company's assets are sold as an entirety to any person or related group of persons; (ii) there shall be consummated any consolidation or merger of the Company (A) in which the Company is not the continuing or surviving corporation (other than a consolidation or merger with a wholly owned subsidiary of the Company in which all shares of Common Stock outstanding immediately prior to the effectiveness thereof are changed into or exchanged for the same consideration) or (B) pursuant to which the Common Stock is converted into cash, securities or other property, in each case other than a consolidation or merger of the Company in which the holders of the Common Stock immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the common stock of the continuing or surviving corporation immediately after such consolidation or merger, or (iii) any person, or any persons acting together which would constitute a "group" for purposes of
Section 13(d) of the Exchange Act, together with any Affiliates thereof, shall acquire beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of at least 50% of the total voting power of all classes of capital stock of the Company entitled to vote generally in the election of directors of the Company. Notwithstanding clause (iii) of the foregoing definition, a Change in Control shall not be deemed to have occurred solely by virtue of the Company, any Subsidiary, any employee stock purchase plan, stock option plan or other stock incentive plan or program, retirement plan or automatic dividend reinvestment plan or any substantially similar plan of the Company or any Subsidiary or any person holding securities of the Company for or pursuant to the terms of any such employee benefit plan, filing or becoming obligated to file a report under or in response to Schedule 13D or
Schedule 14D-1 (or any successor schedule, form or report) under the Exchange Act disclosing beneficial ownership by it of shares or securities of the Company, whether in excess of 50% or otherwise. (Section 14.05) A recapitalization or a leveraged buyout or similar transaction involving members of Management or their Affiliates will constitute a Change in Control if it meets the foregoing definition.

     Notwithstanding the foregoing, a Change in Control as described above shall not be deemed to have occurred if (i) the Current Market Price of the Common Stock on the date of a Change in Control is at least equal to 105% of the Conversion Price of the Debentures in effect immediately preceding the time of such Change in Control, or (ii) all of the consideration (excluding cash payments for fractional shares) in the transaction giving rise to such Change in Control to the holders of Common Stock consists of shares of common stock that are, or immediately upon issuance will be, listed on a national securities exchange or quoted on the Nasdaq National Market, and as a result of such transaction the Debentures become convertible solely into such common stock, or
(iii) the consideration in the transaction giving rise to such Change in Control to the holders of Common Stock consists of cash or securities that are, or immediately upon issuance will be, listed on a national securities exchange or quoted on the Nasdaq National Market, or a combination of cash and such securities, and the aggregate fair market value of such consideration (which, in the case of such securities, shall be equal to the average of the daily Closing Price of such securities during the 10 consecutive trading days commencing with the sixth trading day following consummation of such transaction) is at least 105% of the Conversion Price of the Debentures in effect on the date immediately preceding the Closing Date of such transaction. (Section 14.05)

     There is no definition of the phrase "all or substantially all" as applied to the Company's assets and used in the definition of Change in Control in the Indenture, and there is no clear definition of such phrase under applicable law. As a result of the uncertainty of the meaning of this phrase, in the event the Company were to sell a significant amount of its assets, the Holders and the Company may disagree over whether the sale gave rise to the right of Holders to require the Company to repurchase the Debentures. In such case, the Holders would likely not be able to require the Company to repurchase unless and until the disagreement were resolved in favor of the Holders.

     The right to require the Company to repurchase Debentures as a result of the occurrence of a Change in Control could create an Event of Default under Senior Indebtedness, as a result of which any repurchase could, absent a waiver, be blocked by the subordination provisions of the Debentures. See "Subordination of Debentures." The Company's ability to pay cash to the Holders upon a repurchase may be limited by certain financial covenants contained in the Company's Senior Indebtedness.

     In the event a Change in Control occurs and the Holders exercise their rights to require the Company to repurchase Debentures, the Company intends to comply with applicable tender offer rules under the Exchange Act, including Rules 13e-4 and 14e-1, as then in effect, with respect to any such purchase. The Change in Control purchase feature of the Debentures may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent Management. The Change in Control purchase feature, however, is not the result of Management's knowledge of any specific effort to accumulate shares of Common Stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by Management to adopt a series of antitakeover provisions. Instead, the Change in Control purchase feature is a standard term contained in other similar debt offerings and the specific terms of this feature result from negotiations between the Company and the Underwriters. Management has no present intention to engage in a transaction involving a Change in Control.

     The foregoing provisions would not necessarily afford Holders protection in the event of highly leveraged or other transactions involving the Company that may adversely affect Holders.


Sinking Fund


     There will be no sinking fund established for the retirement of the Debentures.

Modification of the Indenture


     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of two-thirds in principal amount of the Outstanding Debentures provided that no such modification or amendment may, without the consent of the Holder of each Outstanding Debenture affected thereby, (i) change the stated maturity date of the principal of, or any installment of interest on, the Debentures, (ii) reduce the principal amount of, the rate of interest thereon, or any premium payable on, any Debentures, (iii) change the place of payment where, or the coin or currency in which, any Debenture or any payment or the interest thereon is payable, (iv) impair the right to institute suit for the enforcement of any such payment when due, (v) adversely affect the conversion rights of the Holders, (vi) modify the provisions of the Indenture with respect to the subordination of the Debentures in a manner adverse to the Holders, (vii) adversely affect the right to require the Company to repurchase Debentures on a Change in Control, or (viii) reduce the percentage in principal amount of Debentures the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section 9.02)


Events of Default; Notice and Waiver


     The following are to be Events of Default: (i) default in the payment of any interest, continued for 30 days; (ii) default in the payment of principal or premium, if any, when due; (iii) default in the payment of the Repurchase Price in respect of any Debenture on the Repurchase Date in accordance with the Indenture; (iv) default in the performance of any other covenant continued for 60 days after written notice to the Company as provided in the Indenture; (v) default in respect of indebtedness of the Company for money borrowed which results in acceleration of the maturity of $1 million or more of indebtedness, if such acceleration is not rescinded or indebtedness discharged within 30 days after written notice to the Company as provided in the Indenture; and (vi) certain events in bankruptcy, insolvency or reorganization. (Section 5.01) If any Event of Default shall happen and be continuing, the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debentures may declare the Debentures due and payable immediately. (Section 5.02) At any time after a declaration of acceleration with respect to the Debentures has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in principal amount of the Outstanding Debentures may, under certain circumstances, rescind and annul such acceleration. (Section 5.02)


     No Holder will have any right to institute any proceeding with respect to the Indenture or for any remedy under the Indenture unless (i) the Holder previously has given to the Trustee written notice of a continuing Event of Default, (ii) the Holders of not less than 25% in principal amount of the Outstanding Debentures have made written request, and offered reasonable indemnity, to the Trustee to institute proceedings as trustee, and (iii) within 60 days after such request, the Trustee has neither instituted such proceeding nor received from the Holders of a majority in aggregate principal amount of the Outstanding Debentures a direction inconsistent with the request. (Section 5.07)


     The Indenture will provide that the Trustee will be under no obligation, subject to the duty of the Trustee during default to act with the required standard of care, to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee indemnification satisfactory to the Trustee. (Section 6.03) Subject to such provisions for indemnification of the Trustee, the Holders of a majority in principal amount of the Outstanding Debentures will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Section 5.12)


     The Holders of a majority in principal amount of the Outstanding Debentures may on behalf of the Holders of all Debentures waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 10.07) The Holders of a majority in principal amount of the Outstanding Debentures may on behalf of the Holders of all Debentures waive certain past defaults except a default in payment of the principal of (or premium, if any) or interest on any Debenture or in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debenture affected. (Section 5.13)

Consolidation, Merger, Conveyance or Transfer

     The Indenture provides that the Company shall not consolidate with or merge into any other corporation or convey or transfer its properties and assets substantially as an entirety to any person, unless (i) any such successor assumes the Company's obligations under the Debentures and the Indenture, (ii) after giving effect thereto, no Event of Default shall have occurred and be continuing, and (iii) certain other conditions under the Indenture are met. (Section 8.01) Upon any such consolidation or merger, or any such conveyance or transfer of the properties and assets of the Company substantially as an entirety, the successor corporation formed by such consolidation, or into which the Company is merged, or to which such conveyance or transfer is made, shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor corporation had been named as the Company. The Company as the predecessor corporation shall be relieved of all obligations and covenants under the Indenture. (Section 8.02)

Governing Law

     The Indenture will provide that the Debentures will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law.

The Trustee

     First Union National Bank will be the Trustee under the Indenture.

                          DESCRIPTION OF CAPITAL STOCK

Common Stock

     The authorized capital stock of the Company includes 24,000,000 shares of Common Stock, par value $.01 per share, of which, on June 30, 1997, 16,166,495 were issued and outstanding. Holders of Common Stock have no preemptive rights. The outstanding shares of Common Stock are fully paid and non-assessable. Holders of Common Stock are entitled to dividends when, as and if declared by the Board of Directors of the Company out of any funds legally available to the Company for that purpose. A holder of Debentures will not be entitled to receive dividends actually declared and paid, if any, with respect to the Common Stock unless such holder has first exercised the conversion rights associated with the Debentures, and then only to the extent such holder has so converted Debentures into shares of Common Stock.

     Holders of Common Stock are entitled to one vote per share held of record with respect to all matters submitted to a vote of the stockholders. There is no cumulative voting for the election of directors.

     The Company's Board of Directors is divided into three classes, each of which is elected for a three-year term, with one class being elected each year. Directors may be removed, only for cause, and only with the approval of 66 2/3% of the voting power of the stock entitled to vote in the election of directors (the "voting stock"). The classification of directors has the effect of making it more difficult for a third party to change the composition of the Board of Directors without the support of the incumbent Board. At least two annual stockholder meetings, instead of one, will be required to effect a change in the control of the Board, unless stockholders controlling at least 66 2/3% of the voting stock vote to remove directors for cause.

     The Company's Certificate of Incorporation provides that unless approved by two-thirds of the Directors of the Company, the Company cannot engage in (i) a merger or consolidation, (ii) a sale, lease or exchange of substantially all of its assets, or (iii) a reclassification, recapitalization or other transaction designed to decrease the number of holders of the Company's voting stock (other than repurchases of stock for cancellation or the Company's treasury and other than redemptions permitted by the terms of the security), without the affirmative vote of holders of at least 66 2/3% of all stock entitled to vote thereon.

     In connection with a liquidation, dissolution or winding up of the Company, holders of Common Stock will be entitled to receive pro rata the assets remaining after creditors of the Company and the holders of any Preferred Stock have been paid in full.

     The Transfer Agent for the Common Stock is Registrar and Transfer Company, Cranford, New Jersey.

Preferred Stock

     The Company is authorized to issue 3,000,000 shares of Preferred Stock, par value $.10 per share, and to establish and issue shares of Preferred Stock in series and to fix, determine and vary the voting rights, designations, preferences, qualifications, privileges, options, conversion rights and other special rights of each series of Preferred Stock. As of the date of this Prospectus no shares of Preferred Stock were issued and outstanding.

                                 UNDERWRITING

     The Underwriters named below (the "Underwriters"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company the principal amount of Debentures indicated below opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all the Debentures offered hereby if any such Debentures are purchased.



                                              Principal Amount
       Underwriters                             of Debentures
       ------------                          -----------------
       Unterberg Harris  ..................      32,500,000
       Janney Montgomery Scott Inc.  ......      32,500,000
                                                ------------
          Total ...........................     $65,000,000
                                                ============

     The Company has been advised that the Underwriters propose initially to offer the Debentures to the public at the offering price set forth on the cover page of this Prospectus and to certain selected dealers (who may include the Underwriters) at such price less a concession not in excess of 1.80% of the principal amount thereof. The Underwriters may allow, and such dealers may reallow, a concession not in excess of 0.25% to certain other dealers. After the initial offering, the offering price and other selling terms may be changed by the Underwriters. The Debentures are offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

     The Company has granted an option to the Underwriters, exercisable during the 30 day period after the date of this Prospectus, to purchase up to a maximum of $9,750,000 in principal amount of additional Debentures from the Company at the initial offering price less the underwriting discount shown on the cover page of this Prospectus. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Debentures offered hereby. To the extent the Underwriters exercise the option, the Underwriters will be committed, subject to certain conditions, to purchase a principal amount of such additional Debentures in approximately the same proportion as set forth in the above table.

     The Company has agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company has agreed that it will not sell or dispose of, and the Company's directors and executive officers have agreed that they will not sell or dispose of, any shares of Common Stock without the prior written consent of either of the Underwriters until 90 days after the effective date of the Registration Statement of which this Prospectus is a part. Such lock-up restriction does not apply to (i) sales or other transfers of up to 50,000 shares of Common Stock owned by Michael J. Emmi, the Company's Chairman, President and Chief Executive Officer, and up to 10,000 shares of Common Stock owned by each of the other executive officers and directors of the Company (an aggregate of 120,000 shares), (ii) issuances by the Company under employee stock plans, upon exercise of options outstanding at the commencement of this offering and upon conversion of the Debentures, or (iii) private sales, transfers or issuances subject to the lock-up restriction.

     Thomas I. Unterberg, a Managing Director of Unterberg Harris, also serves as a director of the Company in his individual capacity. Mr. Unterberg and other partners of Unterberg Harris beneficially own 188,600 shares of Common Stock. The Underwriters have provided investment banking services to the Company and may continue to do so in the future.

     In connection with this offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Debentures or Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Exchange Act pursuant to which the Underwriters may bid for, or purchase, Debentures or Common Stock for the purpose of stabilizing the market price. The Underwriters also may create a short position by selling more Debentures in connection with this offering than it is committed to purchase from the Company, and in such case may purchase Debentures in the open market following completion of this offering to cover all or a portion of such short position. In addition, the Underwriters may impose "penalty bids" whereby it may reclaim from a dealer participating in this offering the selling concession with respect to Debentures that are distributed in this offering, but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Debentures or the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.


                                 LEGAL MATTERS

     The validity of the securities offered hereby is being passed upon for the Company by Pepper, Hamilton & Scheetz LLP. Certain legal matters relating to this offering have been passed upon for the Underwriters by Cravath, Swaine & Moore.


                                    EXPERTS

     The consolidated financial statements of Systems & Computer Technology Corporation appearing in the Company's Annual Report on Form 10-K for the year ended September 30, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

================================================================================

No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made by this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy any security other than the securities to which it relates, nor does it constitute an offer to sell or a solicitation of an offer to buy such securities by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information contained herein is correct as of any time subsequent to the date hereof.





                              --------------------



                               TABLE OF CONTENTS







                                                                         Page
                                                                         -----
Available Information  ................................................     2
Documents Incorporated by Reference   .................................     2
The Company   .........................................................     4
Summary Terms of the Debentures .......................................     6
Risk Factors  .........................................................     7
Use of Proceeds  ......................................................    10
Capitalization   ......................................................    10
Selected Consolidated Financial Data  .................................    11
Description of Debentures .............................................    12
Description of Capital Stock ..........................................    17
Underwriting  .........................................................    18
Legal Matters .........................................................    19
Experts ...............................................................    19

================================================================================

================================================================================






                                   $65,000,000


                               [GRAPHIC OMITTED]





                              SYSTEMS & COMPUTER
                                  TECHNOLOGY
                                  CORPORATION



                          5% Convertible Subordinated
                              Debentures Due 2004




                                -----------------
                                   PROSPECTUS
                                -----------------





                               Unterberg Harris
                         Janney Montgomery Scott Inc.



                               October 17, 1997



================================================================================